FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2005

                       Taro Pharmaceutical Industries Ltd.

                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F __X__    Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                 Yes_______     No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2005

                                        Taro Pharmaceutical Industries Ltd.




By:  /s/ Kevin Connelly
   ------------------------------
  Name:  Kevin Connelly
  Title: Senior Vice President
         Chief Financial Officer

           Taro to Divest ElixSure and Kerasal OTC Products to Alterna
                 under Exclusive License; Taro Will Manufacture
                         and Supply Products to Alterna

    Business Editors/Health/Medical Writers

    HAWTHORNE, N.Y.--(BUSINESS WIRE)--March 3, 2005--Taro Pharmaceutical Industries Ltd. (NASDAQ: TARO) and its subsidiaries ("Taro" or the "Company") reported today that the Company has entered into multi-year agreements to divest its over-the-counter ("OTC") ElixSure(R) and Kerasal(R) products in North America to Alterna, LLC.
    The agreements provide that Taro will be the exclusive manufacturer of ElixSure(R) and Kerasal(R), and that Alterna will be the exclusive marketer and distributor of these proprietary OTC product lines, in the United States, Canada and Mexico, with an option to purchase the ElixSure(R) and Kerasal(R) brands in North America. In addition to payment for goods manufactured, Taro will receive royalties on sales during the term of the agreements, provide transition services to Alterna for a period of time, and receive a warrant for a 5% common equity position in Alterna. The specific terms of the agreements have not been disclosed.

    About the Products

    The Kerasal(R) product line comprises three exfoliating moisturizers for the feet. Since its launch, Kerasal(R) ointment has grown to become a leading product in the footcare category. ElixSure(R) children's medicines are based on Taro's proprietary NonSpil(R) liquid drug delivery system. The ElixSure(R) line includes spill-resistant formulations for fever/pain, cough and congestion. ElixSure(R) was one of just seven products, out of more than 2,000 candidates, to receive the Good Housekeeping Institute's prestigious "Good Buy" Award for 2004.
    "During the past two years, Taro has invested substantial resources in the development of these OTC brands and in establishing their nationwide distribution and recognition. We believe that Alterna's experienced management and exclusive dedication to the OTC market will enable these products to reach their full potential. At the same time, by focusing on the research, development and marketing of prescription products, both generic and proprietary, we will be in a better position to maximize returns to Taro shareholders," said Barrie Levitt, M.D., Chairman of the Company.
    "Alterna is very pleased to have acquired the exclusive marketing rights to the Kerasal(R) and ElixSure(R) brands in North America. We think they have solid market positions and have great potential. We are also looking forward to further expanding and strengthening our product portfolio as we move forward with other product acquisitions," said Bruce Tomason, President and CEO of Alterna.

    About Alterna

    Alterna, LLC is a company formed to acquire, develop and market niche over-the-counter medicine products. Established in 2004, Alterna is actively seeking the acquisition of other over-the-counter medicine products that possess unique characteristics. AIG Healthcare Partners, L.P., a private equity fund focused exclusively on making investments in healthcare businesses, is an investor in Alterna.
    For further information on Alterna, please visit www.alternallc.com.

    About Taro

    Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.
    For further information on Taro, please visit the Company's website at www.taro.com.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the agreement reached between the Company and Alterna regarding the ElixSure(R) and Kerasal(R) product lines, the benefits thereof and other statements that are not historical facts. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, as such expectations are subject to significant risks and uncertainties, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions; slower than anticipated penetration of new markets; physician, pharmacist or patient acceptance of Kerasal(R) and ElixSure(R) products or physician recommendations thereof; Taro's ability to supply the products in question and Alterna's ability to market them successfully; changes in the Company's financial position; regulatory actions; and, other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.


    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             or
             Kevin Connelly, 914-345-9000 ext. 6338